Alliance California Municipal Income Fund, Inc.		Exhibit 77C
811-10575


RESULTS OF STOCKHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of Alliance California
Municipal Income Fund, Inc. (the Fund) was held on
March 29, 2012. A description of the proposal and number of shares voted at the Meeting are as follows:



To elect three Directors for a term of three years and until his successor is duly elected and qualifies.
Class Three (term expires 2015)





				Voted for	Authority Withheld

Class Three (term expires 2015)
Garry L. Moody			7,567,866	295,946
Marshall C. Turner, Jr.		7,547,920	315,892
Earl D. Weiner			7,539,092	324,719













NSAR 6-2012